FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

NEWS RELEASE

                                           ELD No. 05-10

TSX: ELD  AMEX: EGO

                                           August 4, 2005

SECOND QUARTER 2005 FINANCIAL RESULTS

(all figures in United States dollars)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “we”) announces the Company’s financial and operational results  for the second quarter of the year (“Q2”), ended June 30, 2005.

Second Quarter Highlights

In the second quarter, we:

•

Signed a letter agreement on May 30, 2005 whereby we can acquire all of the issued and outstanding shares of Afcan Mining Corporation (“Afcan”)

•

Recorded a net loss of  $11.06 million or ($0.04) per share

•

Produced 14,932 ounces of gold at a cash cost of $439 per ounce

•

Held $92.69 million in cash and short-term deposits

•

Continued exploration in Brazil and Turkey

•

Advanced construction at Kisladag

Afcan Acquisition

On May 30, 2005, we entered into a letter agreement with Afcan whereby we can acquire all of the issued and outstanding shares of Afcan. On July 8, 2005, the Board of Directors of both companies unanimously approved the transaction and the companies signed a Compromise Agreement (the “Agreement”). The transaction is expected to close on September 16, 2005.

Afcan is a mining company exploring for and developing gold and base metal deposits. Its principal property asset is the Tanjianshan Gold Project (“Tanjianshan”) in Qinghai Province in Western China. Afcan also has interests in other exploration projects in China and Africa. A feasibility study compiled by independent consultants in April 2005 estimates that Tanjianshan has proven and probable reserves of 944,000 ounces. The feasibility study projects total gold production of 842,000 ounces over an eight-year mine life, with an Internal Rate of Return of 32%.  Detailed engineering, design, procurement and construction are underway.

In Q2 Afcan initiated a $2 million exploration program at Tanjianshan.  This program includes extensive drilling targeted to increase resources in the two main deposits, as well as exploring the regional potential through mapping, sampling and trenching.

Financial Results

The consolidated net loss for Q2 2005 was $11.06 million or ($0.04) per share, compared with a net loss of $1.67 million or ($0.01) per share in Q2 2004. The increased loss results primarily from lower gold sales, higher operating costs at the São Bento mine, Brazil and increased general administrative costs associated with the start-up of the Kisladag mine, Turkey.

In Q2 2005, we sold 12,056 ounces of gold at an average realized selling price of $425 per ounce. This compares to gold sales in Q2 2004 of 17,424 ounces at an average realized price of $396 per ounce.   We continue to be in a strong financial position.  At June 30, 2005, we held $92.69 million in cash and short-term deposits.

On April 6, 2005, Tüprag Metal Madençilik (“Tüprag”), a wholly owned subsidiary of Eldorado, entered into a $65 million Revolving Credit Facility with HSBC Bank USA (the “Facility”). Eldorado has guaranteed the Facility, which is fully secured by cash deposits to a cash collateral account over which HSBC Bank USA holds security. No hedging is required under the Facility. To date, Tüprag has drawn $35 million on the Facility.   Funds advanced under the Facility will be used to construct the Kisladag mine. When the Kisladag mine achieves production, Tüprag’s net earnings will be directed to repaying the Facility.  The Facility will enable Tuprag to finance construction at the Kisladag mine in the most efficient manner.

Our Agreement with Afcan provides for a credit facility of $15 million to be made available from Eldorado to Afcan. Proceeds of the credit facility will be used primarily to fund construction of the Tanjianshan mine and other costs related to the acquisition.

Operating Performance

In Q2 2005, we produced 14,932 ounces of gold at US$439 per ounce compared to 18,007 ounces of gold at a cash cost of $303 per ounce in Q2 2004. We deferred production at São Bento to focus on completing the shaft-deepening project early in Q4 2005. Completion of the shaft deepening project, combined with increasingly challenging ground conditions at depth and the appreciation of the Brazilian Real, have increased cash costs on a per ounce basis. Once we complete the shaft deepening project, resources currently utilized on the shaft deepening project will be allocated to mining activities.

Development

Kisladag

We continue our construction activities at the Kisladag mine and are now nearing completion of the major earthworks and mine infrastructure. During Q2 2005 we acquired the necessary administrative staff to hire and train the core operating team at the Kisladag mine.

Since we began construction at the Kisladag mine changes in global market conditions have affected both capital and operating cost forecasts. These changes, combined with modifications in the engineering design incorporating aspects of the planned Phase II expansion, have resulted in an increase in overall capital costs of $16.7 million and life-of-mine operating costs of $16 per ounce.

We expect completion and final commissioning of the Kisladag mine in February 2006, rather than December 2005 as previously planned. This delay was caused by difficult weather conditions through the 2004-2005 construction season and the late delivery of major components for the primary crusher. In addition, the estimated gold production has been revised from 164,000 ounces to 144,000 ounces for 2006, and we expect the mine to produce at an annualized rate of 240,000 ounces in 2007 and beyond. Cash operating costs are anticipated to be $181 per ounce for a planned mine life of 14 years.

Efemçukuru

Our environmental engineers, Encon Environment Consultancy, completed the Environmental Impact Assessment (“EIA”) Report for the Efemçukuru project and submitted it to the Turkish Ministry of Forestry and Environment in Q2 2005, where it is presently under review. Upon receipt of the positive certificate, we will prepare a feasibility study and obtain the necessary permits to construct and operate the Efemçukuru mine.

Exploration

We continue to focus our exploration activities in Brazil and Turkey, completing detailed mapping, sampling and initial drill programs at various sites in these two countries.

Brazil

At Vila Nova, our focus in Q2 2005 has been the refurbishing of the camp to accommodate field and drill crews, and the establishment of a survey network for mapping, sampling and drilling. In addition, we signed a contract for an airborne geophysical survey and continued compiling data on the Vila Nova project.

At the Cassipore and Tartarugalzinho projects we conducted limited work during Q2 2005 that included additional soil sampling and surveying at Cassipore, along with a small amount of auger drilling. Work at Tartarugalzinho consisted of surveying and initiating access into the work area.

On July 5, 2005, we signed an option agreement with DSI Consultants to acquire 50% of an iron ore deposit adjacent to the gold zone at the Vila Nova project. Under the terms of the agreement, we paid $25,000 to DSI Consultants and committed to spend $200,000 in exploration over a six-month period.

Turkey

Rock chip sampling and geophysics (10 kilometers of IP) were conducted at the AS project on the Demir JV. Rock chip results included a 90-meter-long zone grading 0.9 g/t of gold, with a higher grade core of 40 meters at 1.3 g/t of gold. A subsequent IP survey identified a geophysical anomaly in the vicinity of the rock chip sampling. Mineralization is associated with quartz veining and stockwork zones within altered intrusives.  Drilling will be initiated in Q3.

We completed a total of 13 kilometers of IP at the MT project in Western Turkey over two alteration zones, resulting in a field interpretation of two anomalies that coincide with geochemical gold and copper anomalies. The MT project will also be drilled in Q3.

We completed drilling at the Keditasi project in Western Turkey. Results were mostly low grade and no further work is planned for the balance of 2005.

Corporate Development

During Q2 2005, Donald M. Shumka joined Eldorado’s Board of Directors.  We strengthened our management team by appointing Norman Pitcher to the position of Chief Operating Officer and Stephen J. Juras joined the Company as Manager, Geology.

“We are very enthusiastic about the Afcan acquisition, which joins our strengths in development, operations and finance with Afcan's high quality Tanjianshan development and exploration project,” said Paul Wright, President and Chief Executive Officer. “This is a low cost and low risk entry into China that offers both immediate and long-term opportunities to create value. The addition of the Tanjianshan project enhances Eldorado’s industry leading growth profile with total annual production expected to grow to approximately 500,000 ounces by 2008.”

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that the Company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form, Form 40-F drafted March 30, 2005.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form,  Form 40F dated March 30 ,2005.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
	June 30, 2005	December 31, 2004

(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$92,693	$135,390
Accounts and other receivables	10,805	8,705
Inventories	7,272	5,927
	110,770	150,022

Property, plant and equipment	80,037	52,337
Mineral properties and deferred development	22,970	22,676
Deposits (Note 3)	35,115	-
Investments	562	1,224
Other assets and advances	2,031	-
	$251,485	$226,259

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$9,658	$6,005
Current portion of long term debt (Note 3)	122	-
	9,780	6,005

Asset retirement obligation	9,762	8,059
Contractual severance obligation	848	636
Future income taxes	6,999	4,598
Long term debt (Note 3)	35,037	-
	62,426	19,298

SHAREHOLDERS' EQUITY
Share capital (Note 4)	509,405	508,373
Contributed surplus	1,094	1,094
Stock based compensation	6,224	5,138
Deficit	(327,664)	(307,644)
	189,059	206,961
	$251,485	$226,259

Commitments and Contingencies (Note 5)
Subsequent Event (Note 7)

Approved by the Board	Approved by the Board

"Paul Wright"	"Robert Gilmore"

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended		Six months ended
June 30,		June 30,	June 30,	June 30,
2005		2004	2005	2004

(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Gold sales	$5,128	$6,894	$12,362	$15,867
Interest and other income	1,026	365	1,674	1,332
	6,154	7,259	14,036	17,199
Expenses
Operating costs	6,895	5,250	14,877	11,515
Depletion, depreciation and amortization	2,402	1,064	4,917	2,123
General and administrative	2,210	1,124	4,667	2,369
Exploration expense	1,540	798	2,694	1,725
Interest and financing costs	36	-	36	-
Stock based compensation expense	409	134	1,773	3,450
Accretion of asset retirement obligation	121	108	242	215
Gain on disposal of investments and advances	-	-	-	(37)
Writedown of investments and advances	-	-	662	-
Foreign exchange loss	1,100	1,715	1,708	1,951
	14,713	10,193	31,576	23,311

Loss before income taxes	(8,559)	(2,934)	(17,540)	(6,112)

Tax recovery (expense)
Current	2	58	(70)	1,903
Future	(2,506)	1,203	(2,410)	1,873
Net loss for the period	$(11,063)	$(1,673)	$(20,020)	$(2,336)

Deficit at the beginning of the period:	(316,601)	(294,365)	(307,644)	(293,702)

Deficit at the end of the period	$(327,664)	$(296,038)	$(327,664)	$(296,038)

Weighted average number
of shares outstanding	276,458,943	254,698,452	276,397,935	254,467,638

Basic and Diluted loss per share - U.S.$	$(0.04)	$(0.01)	$(0.07)	$(0.01)
Basic and Diluted loss per share - CDN.$	$(0.05)	$(0.01)	$(0.09)	$(0.01)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
Three months ended			Six months ended
June 30,		June 30,	June 30,	June 30,
2005		2004	2005	2004

(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from (used in) operating activities
Net loss for the period	$(11,063)	$(1,673)	$(20,020)	$(2,336)
Items not affecting cash
Depletion, depreciation and amortization	2,402	1,064	4,917	2,123
Future income taxes	2,506	(1,203)	2,410	(1,873)
Writedown of investments and advances	-	-	662	-
Interest and financing costs	36	-	36	-
Amortization of hedging loss	-	-	-	329
Stock based compensation expense	409	134	1,773	3,450
Contractual severance expense	106	79	212	159
Accretion of asset retirement obligation	121	108	242	215
Foreign exchange loss	734	669	1,529	1,185
	(4,749)	(822)	(8,239)	3,252
(Increase) decrease in accounts and other receivables	(2,880)	(163)	(2,100)	(932)
(Increase) decrease in inventories	(1,397)	(146)	(1,345)	281
(Decrease) increase in accounts payable and accrued liabilities	2,191	(152)	3,653	(2,319)

	(6,835)	(1,283)	(8,031)	282
Cash flow from investing activities
Property, plant and equipment	(18,296)	(3,591)	(31,192)	(6,570)
Mineral properties and deferred development	(152)	(1,430)	(294)	(11,824)
Investments	-	-	-	(35)
Proceeds from disposals of investments	-	-	-	69
Other assets and advances	(1,848)	-	(1,848)	-
	(20,296)	(5,021)	(33,334)	(18,360)
Cash flow from financing activities
Long term debt	35,159	-	35,159	-
Deposits	(35,115)	-	(35,115)	-
Issue of common shares:
Voting - for cash	(3)	120	342	570
Other assets	(183)	-	(183)	-
	(142)	120	203	570

Foreign exchange loss on cash held in foreign currency	(737)	(692)	(1,535)	(1,203)
Net decrease in cash and cash equivalents	(28,010)	(6,876)	(42,697)	(18,711)

Cash and cash equivalents at beginning of the period	120,703	93,630	135,390	105,465

Cash and cash equivalents at end of the period	$92,693	$86,754	$92,693	$86,754

Supplemental cash flow information
Interest paid	$-	$-	$-	$-
Income tax paid	$80	$74	$80	$74